
08049045

going the distance



ATHEROGENICS, INC.®

2007 ANNUAL REPORT

Great accomplishments often come after overcoming great challenges. The theme of this year's Annual Report, "Going the Distance," speaks to the long and arduous journey often involved in drug development and the fact that we at AtheroGenics are well-prepared for the challenges that lie ahead. We believe we have the expertise, resources and perseverance required to succeed.

Our success will be driven by the combination of skills found in our employees and advisors, who work together as a team to navigate the complex drug development pathway.

We have undertaken this challenge because we believe that AGI-1067 is uniquely positioned to change the landscape of diabetes therapies by initially addressing the disease itself, but also by subsequently addressing the major cause of death in patients with diabetes—heart disease.



letter to shareholders

For AtheroGenics, 2007 was a challenging year, as our ARISE Phase 3 clinical study of our lead compound, AGI-1067, did not meet its primary endpoint in cardiovascular disease. Nevertheless, since that result, we have maintained a team-oriented, disciplined approach to addressing issues, which has served this Company well for more than a dozen years of operation. Our decisions continue to be data-driven, made after soliciting input from varied sources both inside and outside of the Company, and the data from the ARISE trial have pointed the way forward for AtheroGenics. Often the correct course can be difficult and challenging, but we believe AtheroGenics has the resources, the resiliency and the determination to pursue this opportunity that may potentially offer a new therapy and hope for millions of patients around the world.



Russell M. Medford, M.D., Ph.D.
President and Chief Executive Officer

While we were disappointed that the ARISE trial didn't meet its primary endpoint of a reduction in major adverse cardiovascular events compared to placebo, we did observe a signal of therapeutic benefit in a number of diabetes measures, including the primary measure that the U.S. Food and Drug Administration (FDA) uses to assess efficacy for a new diabetes drug. Notably, these effects occurred on top of currently used diabetes medications, including insulin, metformin and thiazolidinediones (TZDs).

When planning the ARISE trial, we were well aware of recent scientific literature that linked oxidative inflammatory signaling pathways, an area where AGI-1067 has been shown to have activity, to the pathogenesis of both cardiovascular disease and diabetes. As such, we were not overly surprised by the data that suggested AGI-1067 was working in diabetes. These and other pertinent data from this 12,000 patient-year trial encouraged us to initiate planning activities for a Phase 3 clinical study of AGI-1067 in Type 2 diabetes.

In August, we enrolled the first patient in a Phase 3 controlled diabetes study, named ANDES (AGI-1067 as a Novel Anti-Diabetic Agent Evaluation Study). ANDES is the first of two pivotal trials intended to evaluate the efficacy and safety of AGI-1067 for the treatment of

Type 2 diabetes. ANDES is a multi-center double-blind study, originally designed with 1,200 diabetes patients to be randomized to one of three doses of AGI-1067 (75, 150, and 300 mg) or placebo for six months. In November, after a series of meetings with the FDA, we agreed to remove the 300 mg dose from ANDES, based on the rare occurrence of an abnormal effect on the liver in ARISE, which affected that dose's risk-benefit profile. We continued the ANDES trial with the 75 mg and 150 mg doses, and completed full enrollment on schedule in December with a total of 999 patients. We will conduct a planned interim analysis to evaluate the efficacy and safety of AGI-1067 after three months of dosing in the second quarter of 2008. We expect to release final data on the full six months of dosing during the second half of 2008.

The data from ANDES also will provide the Company with important information to share with the FDA as we commence planning the trial design of the second controlled diabetes study, which is a necessary step towards the completion of a New Drug Application for AGI-1067 in Type 2 diabetes.

Importantly, last year's news reports and controversy regarding one of the most commonly used classes of antidiabetic drugs underscores the critical need for new diabetes agents that are safe with regard to cardiovascular outcomes in diabetic patients. Cardiovascular disease is the major cause of morbidity and mortality for individuals with diabetes, with upwards of 70 percent of people with diabetes dying from heart attack or stroke. Based on the data seen with AGI-1067 in ARISE and the positive results in the secondary endpoint, demonstrating a 19 percent reduction in risk of "hard" cardiovascular endpoints, including cardiovascular death, heart attack and stroke, we believe that if confirmed in future studies, AGI-1067 could potentially provide important cardiovascular benefits for patients with diabetes.

The actions we took this past year to pursue this new therapeutic direction were not taken lightly and were not without considerable pain to the organization. Subsequent to our analysis of the ARISE results, we conducted a thorough evaluation of the Company's assets and an in-depth review of our business strategy. Shortly thereafter, we received approval from our Board of Directors to move forward and realign the Company's near-term business plan to focus on completing a comprehensive evaluation of our key asset, AGI-1067, in diabetes. To this end, we took the difficult but necessary step of restructuring the organization to streamline our operations and conserve cash, while ensuring that we had the necessary resources to pursue the development of AGI-1067, initially for a diabetes indication. This resulted in a workforce reduction of approximately 50 percent. Those who were let go were valuable contributors to helping AtheroGenics get to its present stage, and we wish them well in their future endeavors.

These events also had a considerable negative effect on our stock price. We remain committed to enhancing shareholder value and believe that the best way to do that is by the continued development of much needed, novel pharmaceutical products. We are optimistic about 2008 and look forward to the upcoming interim results from our Phase 3 study of AGI-1067 in Type 2 diabetes as an important next step in the process of enhancing shareholder value.

We are also taking other steps to enhance value for all of our stakeholders, including our convertible note holders. In 2007 and in early 2008, we took action to increase our financial flexibility by deferring the maturity of the majority of our 2008 convertible debt to 2011. Under the restructurings, we deferred $55.5 million of notes due 2008 for $5.5 million in cash and $71.9 million in new notes due March 1, 2011. Importantly, our note holders agreed to maintain the conversion price on the new notes at $15.34. This activity provided the Company with a strengthened working capital position, resulted in a minimized increment in potential dilution to our current equity holders and only nominally impacted our annual cash requirements. The Company ended the year with approximately $93 million in cash and investments, which is sufficient to complete our ANDES clinical program.

Late in the year, we welcomed G. Alexander Fleming, M.D. as AtheroGenics' Acting Chief Medical Officer. Dr. Fleming is President and Chief Executive Officer of Kinexum LLC, a prominent life sciences consulting firm. He is a former senior physician at the FDA, and a recognized expert in diabetes therapeutic development. Dr. Fleming's extensive and highly relevant industry experience in the diabetes therapeutic milieu has already proven enormously valuable to the Company and our ANDES clinical study. We are pleased to have him on our team.

Looking forward, we are enthusiastic and hopeful about the evolving AGI-1067 opportunity, and we're gearing up to bring forward this unique investigational diabetes agent, which, we believe has the potential to impact positively the treatment of Type 2 diabetes in a new and unprecedented way. Thank you again for continuing to support the Company in a difficult year. We hope that we have now been through the roughest part of our journey and look forward to reporting on our progress in 2008.

Sincerely,



Russell M. Medford, M.D., Ph.D.
President and Chief Executive Officer

market opportunity

Despite recent advancements, the fight against diabetes continues to be an uphill battle. The level of morbidity and mortality associated with this chronic disease remains unacceptably high. Diabetes is now the sixth leading cause of death in the U.S.

Type 2 diabetes was originally referred to as adult onset diabetes, but the rapidly increasing cases of childhood obesity, coupled with a growing elderly population are now driving the prevalence of Type 2 diabetes and its associated co-morbidities.

Type 2 diabetes is characterized by a shortage of insulin or a decreased ability to use insulin, a hormone that allows glucose (sugar) to enter cells and be converted to energy. When diabetes is not controlled, glucose and fats remain in the blood and, over time, damage vital organs. Diabetes can cause heart disease, stroke, blindness, kidney failure (end-stage renal disease), pregnancy complications, and lower-extremity amputations. Heart disease is the leading cause of diabetes-related deaths, and death rates are about 2--4 times higher for adults with diabetes than for those without the disease.



Statistics indicate that 20.8 million Americans have diabetes, representing 7 percent of the U.S. population. Type 2 diabetes accounts for more than 90 percent of all diagnosed cases of diabetes.

The A1c test (also known as hemoglobin A1c) is used to monitor average blood sugar control over a 3 month period. The primary goal of diabetes treatment is to keep blood glucose levels as close to normal as possible. The A1c test can help a patient and his physician know if the treatment they are using to control the patient's diabetes is successful or needs to be adjusted. The American Diabetes Association (ADA) recommends a target of 7 percent for patients with diabetes. Higher A1c levels may be a harbinger for serious complications that are associated with having diabetes.

Nearly half of all diabetes patients fail to reach the ADA treatment goal of A1c level of less than 7. There is clearly an urgent need for new treatment approaches. One-quarter to one-half of people who take diabetes drugs will need to switch or add another medicine within 6 years. The majority of Type 2 patients will require multiple oral anti-diabetic (OAD) medications, with different mechanisms of action, in an attempt to achieve glycemic control and attain the ADA goal. Currently marketed OADs provide modest A1c reductions, and may be associated with undesirable side effects that must be monitored. Further, the thiazolidinediones (TZDs), a widely used class of OADs, have been associated with an increased risk of adverse cardiovascular side effects.

It is essential that future Type 2 therapies help patients to control their blood sugar durably and are well tolerated with minimal side effects, while mitigating the chronic consequences of this disease.

Diabetes and its associated complications represent a considerable burden on the healthcare system. The ADA most recently has estimated the total direct and indirect health care costs in the U.S. for diabetes at $132 billion, and an estimated $22 billion are spent annually for diabetes medicines.

We believe AGI-1067 may have a unique potential to fulfill an unmet need in diabetes therapy with proven long term cardiovascular safety and with additional studies, perhaps even the potential for cardiovascular benefit.

AGI-1067: a unique approach to the diabetes disease model

Oxidation and inflammation are important biological processes and are necessary to maintain health. Oxidation provides energy from breakdown of nutrients and is a means of disposing of toxic molecules. Inflammation protects against infection and other threats to the body. The essential benefits of oxidation and inflammation are counterbalanced, however, by their ability to cause tissue damage. On-going inflammation can put oxidative processes under stress, resulting in a condition referred to as oxidative stress. Inflammation that lasts for more than a short period, called chronic inflammation, sets in motion a series of events that result in oxidative stress and tissue damage. The abnormal stress and destructive consequences of the interaction of inflammation and oxidation are referred to as the "oxidative-inflammatory cascade" (OIC).

Pathologic consequences of the OIC become particularly serious throughout years of over-eating and physical inactivity in our modern, western culture where obesity has become epidemic. Obesity is predominantly an increase in fat cells, which helps create a chronic inflammatory condition and contributes to the development of Type 2 diabetes. Type 2 diabetes is a complex disease process that is characterized by chronic hyperglycemia, caused by defects such as the inability of the body to use insulin effectively ("insulin resistance") and the inability of pancreatic beta cells to produce enough insulin for the body. It has been proposed that these defects are the result of cell and tissue damage brought on by the increased expression of pro-inflammatory cytokines and the body's response which increases oxidative stress. Oxidation and inflammation are thought to play a key role in the development and progression of not only Type 2 diabetes, but also of kidney disease and cardiovascular disease, which are so common in diabetes patients.

AGI-1067 has demonstrated beneficial antioxidant and anti-inflammatory properties in several pre-clinical and clinical studies. These data suggest that AGI-1067's unique mechanism of action may modulate the oxidative-inflammatory cascade. Down regulation of the oxidative-inflammatory cascade offers an important new target for diabetes treatment strategies which may improve glucose metabolism, reduce insulin resistance and benefit vascular function.



ARISE
promising diabetes data

In a subgroup analysis of 2,271 diabetic patients from the ARISE clinical study, AGI-1067 exhibited:

- A reduction in A1c of 0.5 percent, from a mean baseline of 7.2 percent in a well-controlled patient population
- A 31 percent greater achievement of the clinical A1c treatment target of 7.0 percent or less, compared to placebo
- A reduction in A1c by an average of 1.56 percent, compared to baseline, in a poorly controlled patient population with A1c baseline levels above 9 percent
- A 63 percent relative risk reduction (RRR) in the incidence of new-onset diabetes in patients without diabetes

Importantly, these effects were achieved on top of the benefits derived from today's standard-of-care anti-diabetes medications, including metformin, sulfonylureas (SUs), thiazolidinediones (TZDs) and insulin.


Metformin N=961
SUs N=733
TZDs N=291
Insulin N=437
Other N=408
Placebo Adjusted A1c Change
0.0
-0.1
-0.2
-0.3
-0.4
-0.5
-0.6
Baseline A1c 7.1 -0.49
P<.0001
Baseline A1c 7.5 -0.40
P<.0001
Baseline A1c 7.1 -0.25
P<.0257
Baseline A1c 8.1 -0.52
P<.0001
Baseline A1c 6.4 -0.42
P<.0001

AGI-1067 provided clinically significant improvements in A1c over a one year period regardless of background medications.


Placebo
AGI-1067 300 mg
% Developed Diabetes
0
1
2
3
4
5
6
0 3 6 9 12 15 18 21 24 27 30 33 36 39
Months

Reduction in new onset diabetes in AGI-1067 treatment arm.

ANDES
AGI-1067 as a Novel anti-Diabetes Evaluation Study

ANDES is the first of two Phase 3 registration studies of AGI-1067 in patients with Type 2 diabetes. Patients will be randomized into one of three arms of the study, consisting of 75 mg, 150 mg or placebo. All patients in the study will be on one or no other oral anti-diabetic agent, to include only metformin, sulfonylureas or thiazolidinediones.

Inclusion criteria stipulate that patients will be between the ages of 18 and 75 years with stable Type 2 diabetes for a minimum of six months. A1c levels at randomization must fall within a range of 7.5 percent and 10.5 percent.

The primary objective of the study is to assess the efficacy of AGI-1067 versus placebo on improvement in glucose control by measurement of A1c levels at six months.

Preliminary demographic data on patients at randomization indicate that 999 patients were randomized into ANDES as of December 2007. The average A1c level at randomization was 8.6% with fasting blood glucose at 167 mg/dl. Approximately 80 percent of the patients were on an oral anti-diabetic agent at randomization.

A pre-planned interim analysis on those patients who have completed three months of dosing is scheduled for the second quarter of 2008. Final results of the study are expected in the second half of 2008.

ANDES Study Design



6 Months Dosing
Placebo N=300
Placebo N=300
Randomization of Diabetes Patients N=900
75mg N=300
AGI-1067 N=600
150 Sites United States South Africa Eastern Europe India
150mg N=300

an interview with Alan J. Garber, MD, PhD, FACE



Alan J. Garber, MD, PhD, FACE
Professor, Departments of Medicine, Biochemistry and Molecular Biology, and Molecular and Cellular Biology, Baylor College of Medicine, Houston, Texas

How many people are affected by Type 2 diabetes?

There is a global epidemic for diabetes that affects over 20 million Americans today. This epidemic is largely due to increased obesity and an aging American population. Unfortunately a third of the patients with diabetes do not even know that they have the disease. It is estimated that of those patients that are being treated for diabetes, less than half reach the American Diabetes Association (ADA) goal for good glucose control.

What are the key disease complications for patients with Type 2 diabetes?

Unfortunately, patients diagnosed with Type 2 diabetes may suffer multiple long term adverse effects from the disease. These effects include a greater likelihood for blindness, amputation, kidney disease, and heart disease. It is estimated that two out of three Type 2 diabetes patients will die as a result of heart disease or a stroke. Current oral therapies have provided improvements in blood sugar control, and have provided benefits in reducing the rates of amputation, kidney disease, and blindness; however, these therapies have not been shown to reduce adverse clinical events associated with heart disease.

Is there a need for new medications?

Yes. The lack of success of the metformin/sulfonylurea/insulin paradigm has been clearly documented in the National Health and Nutrition Examination Survey (NHANES) 2000 data set showing a decline in diabetes control with anti-diabetic therapies in 1998, as compared to the NHANES 1988-1992 data set. Since diabetes patients were almost exclusively treated with metformin plus/minus sulfonylureas with insulin added at that time period, the failure of such therapies to control blood sugar levels in patients is indeed disappointing and clearly supports the need for newer, more innovative approaches to therapy than the old tried and true but unsuccessful ones of the past.

What are some of the challenges in treating diabetes?

Diabetes is a serious, life-threatening and complex chronic illness that lasts for a lifetime. Treatment of hyperglycemia is beneficial, but no agent is free of side effects. Various agents have differing effects upon this illness at different stages of the disease, and only long-term trials can best define risks and benefits in such clinical circumstances. Type 2 diabetes is a progressive disease of worsening beta cell function, and newer therapies may offer a unique benefit with respect to highly durable glucose control, which is currently unavailable with alternative therapies.

Interestingly, none of the treatments tested in United Kingdom Prospective Diabetes Study (UKPDS) either slowed or prevented the continuing loss of beta-cell function post-diagnosis. Surprisingly, not lifestyle modification, nor insulin, nor metformin, nor sulfonylureas significantly modified the progressive loss of beta-cell function in the 5,102 patients enrolled in that study.

How do you defend the need for new and potentially costly medications with the widespread availability of generics?

I think it is important to look beyond the short-term costs of medications and consider the costs of our failure to obtain glycemic control. We still have episodes of lactic acidosis with metformin, and we clearly see significant rates of hypoglycemia with sulfonylureas leading to excess rates of patient discontinuation and drop-out from studies such as A Diabetes Outcome Progression Trial (ADOPT). Further, the sulfonylureas fail to exert significant long-term glycemic control and may therefore be only a futile gesture in the ongoing battle against long-term hyperglycemia and its adverse consequences. We should continue in our efforts to satisfactorily treat diabetes with all the agents at our disposal, while continuing to develop additional agents with unique mechanisms of action that may provide additional benefits for Type 2 diabetes.

Selected Financial Data

The selected financial data set forth below should be read in conjunction with our financial statements and the related notes and "Management's Discussion and Analysis of Financial Condition and Results of Operations," included in this annual report. The historical results are not necessarily indicative of the operating results to be expected in the future.

Year Ended December 31,	*2007*	*2006*	*2005*	*2004*	*2003*
Statement of Operations Data:					
Revenues:					
License fees	**$ 27,083,333**	$ 22,916,667	$ —	$ —	$ —
Research and development	**25,193,494**	8,758,178	—	—	—
Total revenues	**52,276,827**	31,674,845	—	—	—
Operating expenses:					
Research and development	**72,696,066**	82,855,340	71,278,945	59,235,833	46,660,960
Marketing, general and administrative	**13,936,132**	13,373,112	9,050,290	6,607,506	5,930,675
Restructuring and impairment costs	**9,996,332**	—	—	—	—
Total operating expenses	**96,628,530**	96,228,452	80,329,235	65,843,339	52,591,635
Operating loss	**(44,351,703)**	(64,553,607)	(80,329,235)	(65,843,339)	(52,591,635)
Interest and other income	**6,007,678**	9,175,817	6,691,965	1,447,001	1,258,216
Interest expense	**(11,124,544)**	(8,423,346)	(8,917,057)	(5,192,894)	(1,954,402)
Other expense	**—**	(3,521,236)	—	—	—
Net loss	**$ (49,468,569)**	$ (67,322,372)	$ (82,554,327)	$ (69,589,232)	$ (53,287,821)
Basic and diluted net loss per share	**$ (1.25)**	$ (1.71)	$ (2.19)	$ (1.88)	$ (1.49)
Shares used in computing basic and diluted net loss per share	**39,500,154**	39,383,376	37,774,203	37,070,235	35,770,994

The following table contains a summary of our balance sheet data as of December 31:

	2007	*2006*	*2005*	*2004*	*2003*
Balance Sheet Data:					
Cash, cash equivalents and short-term investments	**$ 92,875,420**	$ 151,810,939	$ 182,504,523	$ 66,924,015	$131,583,928
Working capital	**50,229,551**	118,786,367	173,164,668	59,719,811	124,848,687
Total assets	**103,139,028**	178,339,664	197,497,527	74,462,327	138,836,746
Current portion of long-term debt	**35,968,750**	—	33,784	83,622	479,439
Long-term debt	**252,163,102**	286,000,000	300,053,796	100,000,000	100,083,622
Accumulated deficit	**(411,465,815)**	(361,997,246)	(294,674,874)	(212,120,547)	(142,531,315)
Total shareholders' (deficit) equity	**(195,594,625)**	(153,987,649)	(115,436,216)	(35,942,382)	30,377,006

Management's Discussion and Analysis of Financial Condition and Results of Operations

The following discussion should be read in conjunction with our financial statements and related notes included in this annual report. In this report, "AtheroGenics," "we," "us" and "our" refer to AtheroGenics, Inc.

This annual report contains forward-looking statements made pursuant to the safe harbor provisions of the Private Securities Litigation Reform Act of 1995. These statements are subject to certain factors, risks and uncertainties that may cause actual results, events and performances to differ materially from those referred to in such statements. These risks include statements which address operating performance, events or developments that we expect or anticipate will occur in the future, such as projections about our future results of operations or financial condition, research, development and commercialization of our product candidates, expectations regarding the completion of our clinical trials and the related release of results, anticipated trends in our business, and other risks that could cause actual results to differ materially. You should carefully consider these risks, which are discussed in this annual report, including, without limitation, in the sections entitled "Risk Factors" and "Management's Discussion and Analysis of Financial Condition and Results of Operations," and in AtheroGenics' SEC filings.

Overview

AtheroGenics is a research-based pharmaceutical company focused on the discovery, development and commercialization of novel drugs for the treatment of chronic inflammatory diseases, including diabetes and coronary heart disease. We currently have one late stage clinical drug development program.

AGI-1067 is our investigational drug with demonstrated anti-inflammatory and antioxidant properties that is being studied to determine its ability to improve blood sugar control (glycemic control) in patients with diabetes and potentially reduce clinical events in patients with cardiovascular disease.

In 2003, we initiated a Phase III trial, referred to as ARISE (Aggressive Reduction of Inflammation Stops Events), which evaluated the impact of AGI-1067 on a composite measure of heart disease outcomes, including death due to coronary disease, myocardial infarction (heart attack), stroke, coronary revascularization and unstable angina. Important measures of glycemic control were included for patients with diabetes who also had coronary heart disease. The study assessed the incremental benefits of AGI-1067 versus the current standard of care therapies in this patient population. As such, all patients in the trial, including those on placebo, received other appropriate heart disease and diabetes medications, including statins and other cholesterol-lowering therapies, and glycemic control agents.

The ARISE trial results were reported in March 2007 and demonstrated that while AGI-1067 did not show a difference from placebo in the composite primary endpoint, the study did achieve a number of other important predefined endpoints. These endpoints included a reduction in the composite of "hard" atherosclerotic clinical endpoints, composed of cardiovascular death, resuscitated cardiac arrest, myocardial infarction and stroke. AGI-1067 achieved a significant reduction of 19% in the rate of these combined hard endpoints. There were also improvements in the key diabetes parameters of new-onset diabetes and glycemic control. Based on our review of the ARISE results, we are pursuing continued development of the compound, initially as a diabetes medication. We expect that two positive registration studies in patients with diabetes will be required to submit a New Drug Application ("NDA") for marketing approval.

In August 2007, we commenced the first registration study for diabetes called ANDES (AGI-1067 as Novel Anti-Diabetic Agent Evaluation Study), a multi-center, double-blind study with 6-month dosing using three doses, designed to compare the effects of AGI-1067 versus placebo on glycemic endpoints (blood sugar levels) in subjects with confirmed type 2 diabetes. Patient enrollment for ANDES was completed in December 2007. Dosing is expected to be completed in June 2008. The study protocol provides for an interim analysis which we expect to occur in the second quarter of 2008. Further development activity, including design of the second registration study, will be determined after reviewing the results of ANDES and conducting discussions with the FDA.

In 2005, we entered into a license and collaboration agreement with AstraZeneca for the global development and commercialization of AGI-1067. Under the terms of the agreement, we received a license fee of $50 million. In April 2007, AstraZeneca notified us that pursuant to the terms of the agreement, it was ending the collaboration. The agreement was terminated in July 2007.

In the second half of 2006, we were engaged by AstraZeneca to conduct FOCUS (Follow-up Of Clinical Outcomes: The Long-term AGI-1067 plus Usual Care Study). FOCUS is a follow-up Phase III clinical trial for patients exiting ARISE, designed to collect extended safety information. Pursuant to the terms of our license agreement, AstraZeneca funded the entire cost of the trial, which has been concluded.

AGI-1096, our second v-protectant® candidate, is a novel antioxidant and selective anti-inflammatory agent to address the accelerated inflammation of grafted blood vessels, known as transplant arteritis, common in chronic organ transplant rejection. We worked with Astellas Pharma Inc. ("Astellas") to further develop AGI-1096, with Astellas funding the costs for development activities under the agreement. Astellas has informed us that they have completed their current development activities and do not have further development plans. We are not currently undertaking any development activities on AGI-1096.

Management's Discussion and Analysis of Financial Condition and Results of Operations

The following table provides information regarding our research and development expenses for our major product candidates:

Year ended December 31,	*2007*	*2006*	*2005*
Direct external AGI-1067 costs	**$47,149,947**	$53,136,660	$51,087,586
Unallocated costs and other programs	**25,546,119**	29,718,680	20,191,359
Total research and development	**$72,696,066**	$82,855,340	$71,278,945

From inception, we have devoted the large majority of our research and development efforts and financial resources to support development of the AGI-1067 product candidate. Spending for the AGI-1096 program in 2007, 2006 and 2005 was funded by our collaborative development partner, Astellas.

Based on the results of the ARISE clinical trial, AtheroGenics has developed a new business plan to streamline operations and focus on development of AGI-1067. In May 2007, as part of the strategic plan AtheroGenics implemented the following:

- announced the focus on diabetes as the next step in the development of AGI-1067 and commenced a new Phase III clinical trial, called ANDES, studying the effect of AGI-1067 in patients with diabetes;
- reduced AtheroGenics' near term cash requirements by exchanging $38.0 million of the 4.5% convertible notes due September 2008 for $60.4 million of 4.5% convertible notes that will be due in March 2011;
- reduced the workforce by approximately 50%, resulting in a staff of 67 employees at that date; and
- implemented a retention/incentive program for key executive officers and employees.

The nature, timing and costs of the efforts to complete the successful development of any of our product candidates are highly uncertain and subject to numerous risks, and therefore cannot be accurately estimated. These risks include the rate of progress and costs of our clinical trials, clinical trial results, cost and timing of regulatory approval and establishing commercial manufacturing supplies. These risks and uncertainties, and their effect on our operations and financial position, are more fully described above in our risk factors under the headings *Risks Related to Development and Commercialization of Product Candidates and Dependence on Third Parties and Risks Related to Regulatory Approval of Our Product Candidates.*

We have not derived any commercial revenues from product sales. We expect to incur significant losses in most years prior to deriving any such product revenue as we continue our research and development activities. We have funded our operations primarily through sales of equity and debt securities. We have incurred significant losses since we began operations and, as of December 31, 2007, had an accumulated deficit of $411.5 million. We cannot assure you that we will become profitable. We expect that losses will fluctuate from quarter to quarter and that these fluctuations may be substantial. Our ability to achieve profitability depends upon our ability, alone or with others, to complete the successful development of our product candidates, to obtain required regulatory clearances and to manufacture and market our future products.

Critical Accounting Policies and Use of Estimates

The preparation of financial statements in conformity with U.S. generally accepted accounting principles requires management to make estimates and assumptions and select accounting policies that affect the amounts reported in our financial statements and the accompanying notes. Actual results could significantly differ from those estimates. We have identified the following policies and related estimates as critical to our business operations and the understanding of our results of operations. A description of these critical accounting policies and a discussion of the significant estimates and judgments associated with these policies are set forth below. The impact of and any associated risks related to these policies on our business operations are also discussed throughout Management's Discussion and Analysis of Financial Condition and Results of Operations.

Research and Development Accrual

As part of the process of preparing our financial statements, we are required to estimate expenses that we believe we have incurred, but have not yet been billed for. This process involves identifying services and activities that have been performed by third party vendors on our behalf and estimating the level to which they have been performed and the associated cost incurred for such service as of each balance sheet date in our financial statements. Examples of expenses for which we accrue include fees for professional services, such as those provided by certain clinical research organizations and investigators in conjunction with clinical trials, and fees owed to contract manufacturers in conjunction with the manufacture of clinical trial materials. We make these estimates based upon progress of activities related to contractual obligations and also information received from vendors.

Revenue Recognition

We recognize license fee revenues in accordance with the SEC's Staff Accounting Bulletin ("SAB") No. 101, *Revenue Recognition in Financial Statements*, as amended by SAB No. 104, *Revenue Recognition*, ("SAB 104"). SAB 104 provides guidance in applying U.S. generally accepted accounting principles to revenue recognition issues, and specifically addresses revenue recognition for upfront, nonrefundable fees received in connection with research collaboration agreements.

In accordance with SAB 104, license fees, which are nonrefundable, are recognized over the period the related license agreements specify that efforts or obligations are required of us. In February 2006, we received a $50 million license fee in connection with our license and collaboration agreement with

Management's Discussion and Analysis of Financial Condition and Results of Operations

AstraZeneca. The upfront nonrefundable license payment was being recognized on a straight-line basis over the 24-month period that we estimated we were obligated to provide services to the licensee. In April 2007, AstraZeneca announced that it was ending the license and collaboration agreements and any further obligations required of us. As such, the remaining balance of approximately $20.8 million in deferred revenue related to the license fee was recognized as revenue in the second quarter of 2007.

During the third quarter of 2006, AstraZeneca separately engaged us to perform FOCUS, a follow-up Phase III clinical trial for patients who have completed ARISE. Revenues under the research and development agreement pertaining to FOCUS are recognized in accordance with Emerging Issues Task Force ("EITF") Issue No. 99-19, *Reporting Gross Revenue as a Principal vs. Net as an Agent.* According to the criteria established by EITF Issue No. 99-19, we are the primary obligor of the agreement because we are responsible for the selection, negotiation, contracting and payment of the third party suppliers. In addition, any liabilities resulting from the agreement are the responsibility of AtheroGenics. Research and development revenues are recognized, on a gross basis, as activities are performed under the terms of the related agreement. AtheroGenics concluded FOCUS in 2007, and closing activities were billed to AstraZeneca in accordance with the agreement.

Stock-Based Compensation

Effective January 1, 2006, we adopted the provisions of Statement of Financial Accounting Standards ("SFAS") SFAS No. 123(R), *Share-Based Payment* ("SFAS 123(R)"), which revises SFAS No. 123, *Accounting for Stock-Based Compensation* and supersedes Accounting Principles Board Opinion No. 25, *Accounting for Stock Issued to Employees.* SFAS 123(R) requires that companies recognize compensation expense associated with stock option grants and other equity instruments to employees in the financial statements. That expense is recognized in the statement of operations over the period during which an employee is required to provide service in exchange for the reward. Stock-based compensation expense is recorded in research and development expense or marketing, general and administrative expense depending on the employee's job function. SFAS 123(R) applies to all grants after the effective date and to the unvested portion of stock options outstanding as of the effective date. The pro forma disclosures previously permitted under SFAS 123 are no longer an alternative to financial statement recognition. We are using the modified-prospective method and the Black-Scholes valuation model for valuing the share-based payments. We will continue to account for transactions in which services are received in exchange for equity instruments based on the fair value of such services received from non-employees, in accordance with SFAS 123 and EITF Issue No. 96-18, *Accounting for Equity Instruments that Are Issued to Other than Employees for Acquiring, or in Conjunction with Selling, Goods or Services.*

RESULTS OF OPERATIONS

Comparison of Years Ended December 31, 2007 and 2006

Revenues

Total revenues were $52.3 million and $31.7 million for the year ended December 31, 2007 and 2006, respectively. The increase in license revenues to $27.1 million for the year ended 2007 from $22.9 million for the same period in 2006, reflects the recognition of the unamortized balance of the upfront license fee from AstraZeneca, due to the termination of the agreement in April 2007. Research and development revenues increased to $25.2 million for the year 2007 from $8.8 million for the comparable period in 2006. The revenues in both periods are for services performed for AstraZeneca related to the FOCUS clinical trial, which began in August 2006. Due to the results of the ARISE clinical trial, AtheroGenics concluded the FOCUS clinical trial. No further research and development revenues related to the FOCUS clinical trial are expected to be recorded.

Expenses

Research and Development. Research and development expenses were $72.7 million for the year ended December 31, 2007, compared to $82.9 million for the same period in 2006. The decrease of $10.2 million, or 12%, is primarily due to lower expenditures associated with the completion of the ARISE clinical trial and reduced staff costs resulting from our organizational restructuring in May 2007. This decrease is partially offset by the start up of the ANDES clinical trial, which include activities for clinical drug supply, data management, study monitoring and payments to clinical investigators, and higher FOCUS expenses.

We expect that research and development expenses in 2008 will be less than the level incurred in 2007. These expenses will be primarily related to activities surrounding the ANDES clinical trial in a range of $15.0 million to $20.0 million, and other programs associated with the development of AGI-1067.

Marketing, General and Administrative. Marketing, general and administrative expenses were $13.9 million for the year ended December 31, 2007, compared to $13.4 million for the same period in 2006. The increase of $563,000, or 4%, is primarily due to higher marketing-related costs in the first half of 2007.

Restructuring and Impairment Costs. AtheroGenics implemented a new business plan that involved streamlining company operations and focusing on the development of AGI-1067 in diabetes. In connection with the new business plan, restructuring and impairment costs of $10.0 million were incurred in June 2007. We recorded non-cash impairments for asset write-downs of $9.0 million of which $7.5 million was a result of the termination of the collaboration and transition of commercial manufacturing activities from AstraZeneca. Other restructuring and impairment costs include severance of approximately $1.0 million associated with the reduction in workforce and asset impairment costs of approximately $1.5 million for certain excess laboratory equipment and leasehold improvements.

Management's Discussion and Analysis of Financial Condition and Results of Operations

Interest and Other Income
Interest and other income is primarily comprised of interest income earned on our cash and short-term investments. Interest and other income was $6.0 million for the year ended December 31, 2007, compared to $9.2 million for the same period in 2006. The decrease was a result of the lower balance of cash and short-term investment funds in 2007 than in the comparable period in 2006.

Interest Expense
Interest expense was $11.1 million for the year ended December 31, 2007 compared to $8.4 million for the same period in 2006. The increase in interest expense is due to accretion of the discount of $2.1 million related to the $38.0 million of the 4.5% convertible notes due 2008 that were exchanged for $60.4 million of the 4.5% convertible notes due 2011, as well as the additional interest for the newly issued notes and the write-off of debt issuance costs related to the extinguished notes.

Other Expense
Other expense was $3.5 million for the year ended December 31, 2006 is due to non-cash expense related to the exchange of $14.0 million of our 4.5% convertible notes for common stock in the first quarter of 2006. There was no other expense in 2007.

Income Taxes
As of December 31, 2007, we had net operating loss carryforwards and research and development credit carryforwards of $387.8 million and $13.6 million, respectively, available to offset future taxable income. The net operating loss carryforwards and the research and development credit carryforwards will expire between 2010 and 2028. Because of our lack of earnings history, the resulting deferred tax assets have been fully offset by a valuation allowance. The utilization of the carryforwards is dependent upon the timing and extent of our future profitability. The annual limitations combined with the expiration dates of the carryforwards may prevent the utilization of all of the net operating loss and research and development credit carryforwards if we do not attain sufficient profitability by the expiration dates of the carryforwards.

Comparison of Years Ended December 31, 2006 and 2005

Revenues
Total revenues were $31.7 million for the year ended December 31, 2006. The license fee revenues of $22.9 million are attributable to the license and collaboration agreement, effective January 2006, with AstraZeneca for the development and commercialization of AGI-1067. This amount represents the earned portion of the $50.0 million nonrefundable license fee that is being amortized over 24 months. The research and development revenues of $8.8 million were for services performed for AstraZeneca related to the FOCUS clinical trial. There were no revenues during 2005.

Expenses
Research and Development. Research and development expenses were $82.9 million for the year ended December 31, 2006, compared to $71.3 million for the same period in 2005. The increase of $11.6 million, or 16%, was primarily due to expenditures associated with the ARISE clinical trial and the start up of the FOCUS clinical trial, which include activities for clinical drug supply, data management, study monitoring and payments to clinical investigators, and preparation for a New Drug Application filing. Also contributing to the increase was the non- cash stock-based compensation of $4.9 million, resulting from the adoption of SFAS 123(R) in January 2006.

Marketing, General and Administrative. Marketing, general and administrative expenses were $13.4 million for the year ended December 31, 2006, compared to $9.1 million for the same period in 2005. The increase of $4.3 million, or 48%, is primarily due to the non-cash stock-based compensation of $4.4 million, resulting from the adoption of SFAS123(R) in January 2006 partially offset by lower professional fees associated with the license and collaboration agreement incurred in 2005.

Interest and Other Income
Interest and other income is primarily comprised of interest income earned on our cash and short-term investments. Interest and other income was $9.2 million for the year ended December 31, 2006, compared to $6.7 million for the same period in 2005. The increase was primarily a result of higher interest rates on our investments.

Interest Expense
Interest expense was $8.4 million for the year ended December 31, 2006 compared to $8.9 million for the same period in 2005. The decrease in interest expense is due to the lower aggregate principal amount of our 4.5% convertible notes outstanding compared to prior year. Our outstanding debt balance was reduced by $14.0 million in January 2006 when certain note holders elected to convert their holdings into shares of our common stock.

Other Expense
Other expense was $3.5 million for the year ended December 31, 2006. The increase in other expense is due to $3.5 million of non-cash expense related to the exchange of $14.0 million of our 4.5% convertible notes for common stock in the first quarter of 2006. There was no other expense in 2005.

Income Taxes
As of December 31, 2006, we had net operating loss carryforwards and research and development credit carryforwards of $331.9 million and $12.0 million, respectively, available to offset future taxable income.

Liquidity and Capital Resources

Since inception, we have financed our operations primarily through sales of equity securities and convertible notes. At December 31, 2007, we had cash, cash equivalents and

Management's Discussion and Analysis of Financial Condition and Results of Operations

short-term investments of $92.9 million, compared with $151.8 million and $182.5 million at December 31, 2006 and 2005, respectively. Working capital at December 31, 2007 was $50.2 million, compared to $118.8 million and $173.2 million at December 31, 2006 and 2005, respectively. The decrease in cash, cash equivalents, short-term investments and working capital in 2007 and 2006 is primarily due to the use of funds for operating purposes. The increase in cash, cash equivalents and short-term investments and working capital in 2005 is due to funds received from the issuance of our 1.5% convertible notes in January 2005 that raised net proceeds of approximately $193.6 million.

Net cash used in operating activities was $56.4 million in 2007 compared to $27.0 million in 2006 and $77.8 million in 2005. The use of cash in operating activities in 2007 is primarily attributable to funding a net loss of $49.5 million that included expenditures for the close-out of our ARISE and FOCUS Phase III clinical trials for AGI-1067, the start-up of our ANDES Phase III clinical trial for AGI-1067, as well as other ongoing product development activities. The use of cash in operating activities in 2006 is primarily attributable to funding a net loss of $67.3 million, partially offset by the $50.0 million license fee received from AstraZeneca. For 2008, cash expenditures for the ANDES clinical trial are estimated to be in the range of $15.0 million to $20.0 million.

Net cash provided by investing activities was $43.3 million in 2007 compared to $30.4 million in 2006 and $51.7 million used in investing activities in 2005. Net cash provided by investing activities in 2007 consisted primarily of net sales of available-for-sale securities, partially offset by $2.6 million to purchase equipment and leasehold improvements. Net cash provided by investing activities in 2006 consisted primarily of net sales of available-for-sale securities. This was partially offset by $5.5 million to purchase equipment and leasehold improvements, which included $3.5 million for commercial manufacturing equipment. Net cash used in investing activities in 2005 consisted primarily of net purchases of available-for-sale securities. Additionally, in 2005, $3.0 million was used to purchase equipment and leasehold improvements, which included $1.9 million spent for commercial manufacturing equipment.

Net cash provided by financing activities was $23,075 in 2007 compared to $1.7 million in 2006 and $196.5 million in 2005. Net cash provided by financing activities in 2007 and 2006 consisted of primarily of proceeds received upon exercise of common stock options. Net cash provided by financing activities in 2005 consisted primarily of $193.6 million received from the issuance of 1.5% convertible notes in January 2005.

In August 2003, we issued $100 million in aggregate principal amount of 4.5% convertible notes due 2008 (the "2008 Notes") through a Rule 144A private placement to qualified institutional buyers. These notes initially are convertible into our common stock at a conversion rate of 65.1890 shares per $1,000 principal amount of notes, or approximately $15.34 per share. Net proceeds were approximately $96.7 million. Interest on the 4.5% convertible notes is payable semi-annually in arrears on March 1 and September 1. In January 2006, we exchanged $14.0 million in aggregate principal amount of the 4.5% convertible notes for 1,085,000 shares of our common stock. In July 2007, we extinguished $38.0 million of the 2008 Notes and, and in exchange, issued $60.4 million of 4.5% convertible notes due 2011 (the "2011 Notes"). The 2011 Notes were initially recorded at their fair value of $38.0 million. The $22.4 million difference between the principal amount and the initial fair value of the debt, the discount, will be accreted up to the face amount as additional interest expense over the remaining life of the 2011 Notes. As of December 31, 2007, we have recorded $1.6 million of accrued interest expense related to the 2008 Notes and the 2011 Notes, which is due March 1, 2008.

In January 2008, we redeemed $17.5 million in aggregate principal amount of our 2008 Notes, and in exchange issued $11.5 million of 2011 Notes along with $5.5 million of cash. From time to time, we may enter into additional exchange offers and/or purchases of these notes.

As of February 25, 2008, we had approximately $30.5 million of 2008 Notes outstanding, which amount will become due on September 1, 2008. Although we expect to have enough cash on hand to repay all amounts due pursuant to the 2008 Notes and fund 2008 operations, this repayment will leave substantially less cash to fund ongoing operations during 2009. Our strategy is to raise additional capital, enter into collaboration arrangements to fund the development and commercialization of AGI-1067, or restructure our 2008 Notes before they become due. In addition, we received notices from Nasdaq of violations of two listing standards: (1) failure to maintain a market value of listed securities above $50 million and (2) failure to maintain a closing bid price of our common stock above $1.00 If our common stock fails to be listed on the Nasdaq Global Market or another national securities exchange, each holder of the notes will have the right to require us to redeem the notes at face value. If the maturity of the outstanding notes were accelerated we would attempt to refinance or restructure these obligations. If we do not have sufficient liquidity to fund operations or pay any of our debt when due, we may seek relief under Title 11 of the U.S. Code (the "Bankruptcy Code") at some point in the future.

In January 2005, we issued $200 million in aggregate principal amount of 1.5% convertible notes due 2012 (the"2012 Notes") through a Rule 144A private placement to qualified institutional buyers. These notes are convertible into shares of our common stock at a conversion rate of 38.5802 shares per $1,000 principal amount of notes, or approximately $25.92 per share. Interest on the 2012 Notes is payable semi-annually in arrears on February 1 and August 1. Net proceeds were approximately $193.6 million. As of December 31, 2007, we have recorded $1.3 million of accrued interest expense related to the notes, which is due February 1, 2008.

Management's Discussion and Analysis of Financial Condition and Results of Operations

The following table summarizes our long-term contractual obligations as of December 31, 2007:

Payments Due by Period	*Total*	*2008*	*2009-2010*	*2011-2012*	*Thereafter*
Contractual obligations					
Operating leases	$ 1,484,114	$ 1,269,463	$ 214,651	$ —	$ —
Long-term debt (1)	308,410,000	35,968,750	—	272,441,250	—
Interest on long-term debt	26,196,435	7,607,910	12,470,820	6,117,705	—
Total contractual obligations	$336,090,549	$44,846,123	$12,685,471	$278,558,955	$ —

(1) The long-term debt to be paid in 2011-2012 does not reflect the remaining discount of $20.3 million related to the debt extinguishment in July 2007 discussed above.

Based upon the current status of our product development and commercialization plans, we believe that our existing cash, cash equivalents and short-term investments will be adequate to satisfy our capital needs for at least the next 12 months. However, our actual capital requirements will depend on many factors, including those factors potentially impacting our financial condition as discussed in Item 1A. "*Risk Factors*" and the following:

- the scope and results of our research, preclinical and clinical development activities;
- the timing of, and the costs involved in, obtaining regulatory approvals;
- the timing, receipt and amount of sales and royalties, if any, from our potential product candidates;
- our ability to maintain and establish collaborations and the financial terms of any collaborations;
- the cost of commercialization activities, including product marketing, sales and distribution;
- the costs involved in preparing, filing, prosecuting, maintaining and enforcing patent claims and other patent-related costs; and
- the extent to which we acquire or invest in businesses, products and technologies.

Quantitative and Qualitative Disclosures about Market Risk

The primary objective of our investment activities is to preserve principal while at the same time maximizing the income we receive from our investments without significantly increasing risk. Some of the securities that we invest in may have market risk. This means that a change in prevailing interest rates may cause the fair value of the principal amount of the investment to fluctuate. For example, if we hold a security that was issued with a fixed interest rate at the then-prevailing rate and the prevailing interest rate later rises, the fair value of the principal amount of our investment will probably decline. To minimize this risk in the future, we intend to continue to maintain our portfolio of cash equivalents and short-term investments in a variety of securities, including commercial paper, all of which have a minimum investment rating of A1/P1, money market funds, and government and non-government debt securities. The average duration of all of our investments has generally been less than one year. Due to the short-term nature of these investments, we believe we have no material exposure to interest rate risk arising from our investments.

The following table summarizes the maturity of the debt and projected annual weighted average interest rates on our convertible notes as of December 31, 2007.

	2008	*2009-2010*	*2011-2012*	*Total*[1]	*Value as of December 31, 2007*
Long-term debt — fixed rate					
Maturity	$35,968,750	$ —	$ 272,441,250	$ 308,410,000	$ 39,830,450
Weighted average interest rate	4.5%		2.3%		

(1) The long-term debt to be paid in 2011-2012 does not reflect the remaining discount of $20.3 million related to the debt extinguishment in July 2007 as discussed in *Liquidity and Capital Resources* above.

AtheroGenics, Inc.

Balance Sheets

December 31,	*2007*	*2006*
Assets		
Current assets:		
Cash and cash equivalents	**$ 74,795,388**	$ 87,846,079
Short-term investments	**18,080,032**	63,964,860
Accounts receivable	**2,634,422**	6,537,892
Prepaid expenses	**908,379**	4,038,419
Interest receivable	**381,881**	643,097
Total current assets	**96,800,102**	163,030,347
Equipment and leasehold improvements, net of accumulated depreciation and amortization	**2,361,053**	9,684,965
Debt issuance costs and other assets	**3,977,873**	5,624,352
Total assets	**$103,139,028**	$178,339,664
Liabilities and Shareholders' Deficit		
Current liabilities:		
Accounts payable	**$ 781,119**	$ 3,183,511
Accrued research and development	**3,765,745**	11,263,164
Accrued interest	**2,876,150**	2,540,000
Accrued compensation	**2,258,051**	1,465,644
Accrued and other liabilities	**920,736**	791,667
Current portion of convertible notes payable	**35,968,750**	—
Current portion of deferred revenue	**—**	25,000,000
Total current liabilities	**46,570,551**	44,243,980
Convertible notes payable, net of current portion	**252,163,102**	286,000,000
Long-term portion of deferred revenue	**—**	2,083,333
Shareholders' deficit:		
Preferred stock, no par value: Authorized—5,000,000 shares	**—**	—
Common stock, no par value:		
Authorized—100,000,000 shares; issued and outstanding — 39,518,492 and 39,452,927 shares at December 31, 2007 and 2006, respectively	**215,243,310**	207,388,894
Warrants	**613,021**	613,021
Accumulated deficit	**(411,465,815)**	(361,997,246)
Accumulated other comprehensive income	**14,859**	7,682
Total shareholders' deficit	**(195,594,625)**	(153,987,649)
Total liabilities and shareholders' deficit	**$103,139,028**	$178,339,664

The accompanying notes are an integral part of these financial statements.

AtheroGenics, Inc.

Statements of Operations

Year Ended December 31,	*2007*	*2006*	*2005*
Revenues:			
License fees	**$ 27,083,333**	$ 22,916,667	$ —
Research and development	**25,193,494**	8,758,178	—
Total revenues	**52,276,827**	31,674,845	—
Operating expenses:			
Research and development	**72,696,066**	82,855,340	71,278,945
Marketing, general and administrative	**13,936,132**	13,373,112	9,050,290
Restructuring and impairment costs	**9,996,332**	—	—
Total operating expenses	**96,628,530**	96,228,452	80,329,235
Operating loss	**(44,351,703)**	(64,553,607)	(80,329,235)
Interest and other income	**6,007,678**	9,175,817	6,691,965
Interest expense	**(11,124,544)**	(8,423,346)	(8,917,057)
Other expense	**—**	(3,521,236)	—
Net loss	**$ (49,468,569)**	$ (67,322,372)	$ (82,554,327)
Net loss per share—basic and diluted	**$ (1.25)**	$ (1.71)	$ (2.19)
Weighted average shares outstanding—basic and diluted	**39,500,154**	39,383,376	37,774,203

The accompanying notes are an integral part of these financial statements.

AtheroGenics, Inc.

Statements of Shareholders' Deficit

	Common Stock						
	Shares	*Amount*	*Warrants*	*Deferred Stock Compensation*	*Accumulated Deficit*	*Accumulated Other Comprehensive (Loss) Income*	*Total Shareholders' Deficit*
Balance at January 1, 2005	37,368,658	$175,713,265	$828,804	$(324,607)	$(212,120,547)	$(39,297)	$(35,942,382)
Issuance of common stock for exercise of stock options at $.10 to $14.86 per share	727,178	2,989,844	—	—	—	—	2,989,844
Issuance of common stock for exercise of warrants	47,842	154,768	(154,768)	—	—	—	—
Adjustments to market value for variable stock options and warrants issued to non-employees	—	(27,456)	(53,813)	81,269	—	—	—
Amortization of deferred stock compensation	—	—	—	184,293	—	—	184,293
Net loss	—	—	—	—	(82,554,327)	—	(82,554,327)
Unrealized loss on available-for-sale securities	—	—	—	—	—	(113,644)	(113,644)
Comprehensive loss							(82,667,971)
Balance at December 31, 2005	38,143,678	178,830,421	620,223	(59,045)	(294,674,874)	(152,941)	(115,436,215)
Issuance of common stock for exercise of stock options at $.30 to $16.52 per share	224,249	1,762,357	—	—	—	—	1,762,357
Issuance of common stock for debt conversion	1,085,000	17,562,557	—	—	—	—	17,562,557
Adjustments to market value for variable stock options and warrants issued to non-employees	—	(5,433)	(7,202)	12,635	—	—	—
Amortization of non-employee deferred stock compensation	—	—	—	46,410	—	—	46,410
Stock-based compensation	—	9,238,992	—	—	—	—	9,238,992
Net loss	—	—	—	—	(67,322,372)	—	(67,322,372)
Unrealized gain on available-for-sale securities	—	—	—	—	—	160,623	160,623
Comprehensive loss							(67,161,749)
Balance at December 31, 2006	39,452,927	207,388,894	613,021	—	(361,997,246)	7,682	(153,987,649)
Issuance of common stock for exercise of stock options at $.30 to $.38 per share	65,565	23,075	—	—	—	—	23,075
Stock-based compensation	—	7,831,341	—	—	—	—	7,831,341
Net loss	—	—	—	—	(49,468,569)	—	(49,468,569)
Unrealized gain on available-for-sale securities	—	—	—	—	—	7,177	7,177
Comprehensive loss							(49,461,392)
Balance at December 31, 2007	**39,518,492**	**$215,243,310**	**$613,021**	**$ —**	**$(411,465,815)**	**$ 14,859**	**$(195,594,625)**

The accompanying notes are an integral part of these financial statements.

AtheroGenics, Inc.

Statements of Cash Flows

Year Ended December 31,	*2007*	*2006*	*2005*
Operating activities			
Net loss	**$ (49,468,569)**	$ (67,322,372)	$ (82,554,327)
Adjustments to reconcile net loss to net cash used in operating activities:			
Asset impairment costs	**9,005,153**	—	—
Amortization of deferred revenue	**(27,083,333)**	(22,916,667)	—
Stock-based compensation	**7,831,341**	9,285,402	184,293
Loss on debt conversion	**—**	3,521,236	—
Amortization of discount on 4.5% convertible notes due 2011	**2,131,852**	—	—
Amortization of debt issuance costs	**1,646,479**	1,483,169	1,504,172
Depreciation and amortization	**911,124**	972,009	808,599
Changes in operating assets and liabilities:			
Accounts receivable	**3,903,470**	(6,518,499)	—
Prepaid expenses	**3,130,040**	(1,398,519)	(5,603)
Interest receivable	**261,216**	237,702	(351,787)
Accounts payable	**(2,402,392)**	995,050	(649,592)
Accrued research and development	**(7,497,419)**	6,262,136	(136,924)
Accrued interest	**336,150**	68,250	1,250,000
Accrued compensation	**792,407**	(1,183,996)	1,410,393
Accrued and other liabilities	**129,075**	(519,431)	755,076
Deferred revenue	**—**	50,000,000	—
Net cash used in operating activities	**(56,373,406)**	(27,034,530)	(77,785,700)
Investing activities			
Sales and maturities of short-term investments	**110,008,090**	138,814,368	151,882,055
Purchases of short-term investments	**(64,116,085)**	(102,945,761)	(200,633,447)
Purchases of equipment and leasehold improvements	**(2,592,365)**	(5,494,454)	(2,977,050)
Net cash provided by (used in) investing activities	**43,299,640**	30,374,153	(51,728,442)
Financing activities			
Proceeds from the sale of convertible notes	**—**	—	193,566,977
Proceeds from the exercise of common stock options	**23,075**	1,762,357	2,989,844
Payments on equipment loan	**—**	(87,580)	(99,919)
Net cash provided by financing activities	**23,075**	1,674,777	196,456,902
(Decrease) increase in cash and cash equivalents	**(13,050,691)**	5,014,400	66,942,760
Cash and cash equivalents at beginning of year	**87,846,079**	82,831,679	15,888,919
Cash and cash equivalents at end of year	**$ 74,795,388**	$ 87,846,079	$ 82,831,679
Supplemental disclosures of cash flow information			
Interest paid	**$ 7,010,062**	$ 6,871,927	$ 6,162,886

The accompanying notes are an integral part of these financial statements.

Notes to Financial Statements

1. Description of Business and Significant Accounting Policies

Description of Business
AtheroGenics, Inc. ("AtheroGenics") was incorporated on November 23, 1993 (date of inception) in the State of Georgia to focus on the discovery, development and commercialization of novel therapeutics for the treatment of chronic inflammatory diseases, such as diabetes and heart disease (atherosclerosis).

Use of Estimates
The preparation of the financial statements in conformity with U.S. generally accepted accounting principles requires management to make estimates and assumptions that affect the amounts reported in the financial statements and accompanying notes. Actual results could differ from those estimates.

Cash and Cash Equivalents
AtheroGenics considers all highly liquid investments with a maturity of three months or less when purchased to be cash equivalents. AtheroGenics' cash equivalents consist primarily of money market accounts, commercial paper, government agency notes and corporate notes on deposit with several financial institutions, and the carrying amounts reported in the balance sheets approximate their fair value.

Short-Term Investments
Short-term investments consist of commercial paper, corporate notes and government agency notes with original maturities of greater than three months when purchased.

Management determines the appropriate classification of debt securities at the time of purchase and reevaluates such designation as of each balance sheet date. These investments are accounted for in accordance with Statement of Financial Accounting Standards, ("SFAS") No. 115, *Accounting for Certain Investments in Debt and Equity Securities.* AtheroGenics has classified all investments as available-for-sale. Available-for-sale securities are carried at fair value, with the unrealized gains and losses, net of tax, reported in a separate component of shareholders' deficit. Realized gains and losses are included in investment income and are determined on a specific identification basis.

Fair Value of Financial Instruments and Concentration of Credit Risk
Financial instruments that subject AtheroGenics to concentration of credit risk consist primarily of cash, cash equivalents and short-term investments. These assets are maintained by reputable third party financial institution custodians. The carrying values reported in the balance sheets for cash, cash equivalents and short-term investments approximate fair values.

Accounts Receivable
Accounts receivable consists primarily of receivables related to the FOCUS (**F**ollow-up **O**f **C**linical Outcomes: The Long-term AGI-1067 Plus **U**sual Care **S**tudy) clinical trial which we conducted for IPR Pharmaceuticals, Inc. ("AstraZeneca"). As of December 31, 2007, accounts receivable were $2,634,422.

Equipment and Leasehold Improvements
Equipment and leasehold improvements are stated at cost. Depreciation of computer and lab equipment is computed using the straight-line method over the estimated useful lives of three and five years, respectively. Amortization of leasehold improvements is recorded over the shorter of: (a) the estimated useful lives of the related assets; or (b) the lease term.

Research and Development Accrual
As part of the process of preparing its financial statements, AtheroGenics is required to estimate expenses that it believes it has incurred, but has not yet been billed for. This process involves identifying services and activities that have been performed by third party vendors on its behalf and estimating the level to which they have been performed and the associated cost incurred for such service as of each balance sheet date in its financial statements. Examples of expenses for which AtheroGenics accrues include fees for professional services such as those provided by certain clinical research organizations and investigators in conjunction with clinical trials, and fees owed to contract manufacturers in conjunction with the manufacture of clinical trial materials. AtheroGenics makes these estimates based upon progress of activities related to contractual obligations and also information received from vendors.

Revenue Recognition
AtheroGenics recognizes revenue in accordance with the Securities and Exchange Commission's Staff Accounting Bulletin ("SAB") No. 101, *Revenue Recognition in Financial Statements*, as amended by Staff Accounting Bulletin No. 104, *Revenue Recognition*, ("SAB 104"). SAB 104 provides guidance in applying U.S. generally accepted accounting principles to revenue recognition issues, and specifically addresses revenue recognition for upfront, nonrefundable fees received in connection with research collaboration agreements.

In accordance with SAB 104, license fees, which are nonrefundable, are recognized when the related license agreements specify that no further efforts or obligations are required of us. In February 2006, AtheroGenics received a $50,000,000 license fee in connection with its license and collaboration agreement with AstraZeneca. The upfront nonrefundable license payment was being recognized on a straight-line basis over the 24-month period that AtheroGenics estimated it was obligated to provide services to the licensee. In April 2007, AstraZeneca announced that it was ending the license and collaboration agreements and any further obligations required of AtheroGenics. As such, the remaining balance of approximately $20,800,000 in deferred revenue related to the license fee was recognized as revenue.

During 2006, AstraZeneca separately engaged AtheroGenics to conduct the FOCUS clinical trial. Revenues under the research and development agreement pertaining clinical trials are recognized in accordance with SAB 104 and Emerging Issues Task Force ("EITF") Issue No. 99-19, *Reporting Gross Revenue as a*

Principal vs. Net as an Agent ("EITF 99-19"). According to the criteria established by EITF 99-19, AtheroGenics is the primary obligor of the agreement because it is responsible for the selection, negotiation, contracting and payment of the third party suppliers. In addition, any liabilities resulting from the agreement are the responsibility of AtheroGenics. Research and development revenues are recognized, on a gross basis, as activities are performed under the terms of the related agreement. The FOCUS clinical trial, which has concluded, was fully funded by AstraZeneca.

Research and Development and Patent Costs
Research and development costs, including all related salaries, clinical trial expenses, facility costs and expenditures related to obtaining patents, are charged to expense when incurred.

Restructuring and Impairment Costs
In May 2007, AtheroGenics implemented an organizational restructuring plan that reduced its workforce by approximately 50% to 67 employees. This action was designed to streamline company operations and was the first step in the strategic plan to continue advancing the development of AGI-1067. As a result, in accordance with SFAS 146, *Accounting for Costs Associated with Exit or Disposal Activities*, AtheroGenics recorded a charge of approximately $1,000,000 for severance in the second quarter of 2007. As of December 31, 2007, all of the severance had been paid.

In addition to the reduction in workforce, AtheroGenics determined that in accordance with SFAS 144, *Accounting for the Impairment or Disposal of Long-Lived Assets*, certain excess laboratory equipment and related leasehold improvements, as well as commercial manufacturing equipment had been impaired. As AtheroGenics has no assurance that such assets will be utilized, an impairment test was performed in accordance with SFAS 144 based on estimates of cash flows associated with the equipment. Based on the results of this impairment test, AtheroGenics recorded a non-cash impairment charge of approximately $9,000,000 in the second quarter of 2007.

Stock-Based Compensation
On January 1, 2006, AtheroGenics adopted SFAS No. 123(R), *Share-Based Payment*, ("SFAS 123(R)") which requires that companies recognize expense associated with stock option grants and other equity instruments to employees in the financial statements. AtheroGenics adopted SFAS 123(R) using the modified prospective method and uses the Black-Scholes option valuation model to measure the fair value of share-based payments. SFAS 123(R) applies to all grants after the effective date and to the unvested portion of stock options outstanding as of the effective date.

For the years ended December 31, 2007 and 2006, AtheroGenics recorded approximately $7,800,000 and $9,300,000, respectively, of employee stock-based compensation expense. As a result of adopting SFAS 123(R), AtheroGenics' net loss per share was impacted $(0.20) and $(0.23) for the years ended December 31, 2007 and 2006, respectively. AtheroGenics has a net operating loss carryforward as of December 31, 2007 and 2006, and therefore no excess tax benefits for tax deductions related to the stock options were recognized. As of December 31, 2007, unamortized stock-based compensation expenses of approximately $13,900,000 remain to be recognized over a weighted average period of approximately three years.

For the years ended December 31, 2007 and 2006, AtheroGenics calculated a forfeiture rate of 10.31% and 5.66%, respectively, based on historical data. Expected volatility is based on historical volatility of AtheroGenics' common stock. The expected term of the stock options granted is also based on historical data and represents the period of time that stock options granted are expected to be outstanding. The risk free interest rate is based on the U.S. Treasury rates in effect at the time of the grant for periods corresponding with the expected term of the options. For stock options granted during the twelve months ended December 31, 2007 and 2006 the following weighted average assumptions were used:

	2007	2006
Expected life	**4 years**	5 years
Risk-free interest rate	**4.3%**	4.7%
Volatility	**83.70%**	64.92%
Fair value of grants	**$0.94**	$7.58

Prior to the adoption of SFAS 123(R), AtheroGenics accounted for its stock-based compensation expenses under the provision of APB 25 and related interpretations. Under APB 25, if the exercise price of employee stock options equals or exceeds the market price of the underlying stock on the date of grant, no compensation expense was recognized. AtheroGenics had adopted the provisions of SFAS 123 as amended by SFAS No. 148, *Accounting for Stock-Based Compensation – Transition and Disclosure*, using pro forma disclosure only.

The following table illustrates the effect on net loss and net loss per share as if the fair value based method had been applied to all outstanding and unvested options in each period, based on the provisions of SFAS 123 and SFAS 148.

	2005
Net loss, as reported	$ (82,554,327)
Add: Stock-based employee compensation expense included in reported net loss	—
Deduct: Total stock-based employee compensation expense determined under fair value based method for all awards	(8,764,619)
Pro forma net loss	$ (91,318,946)
Net loss per share:	
Basic and diluted, as reported	$ (2.19)
Basic and diluted, pro forma	$ (2.42)

Notes to Financial Statements

The fair value for these options (which are granted with an exercise price equal to fair market value on the grant date) was estimated using the Black-Scholes option valuation model with the following weighted average assumptions:

	2005
Expected life	5 years
Risk-free interest rate	4.2%
Volatility	77.75%
Fair value of grants	$ 8.80

Income Taxes
The liability method is used in accounting for income taxes. Deferred income tax assets and liabilities are determined based on differences between financial reporting and tax bases of assets and liabilities and are measured using the enacted tax rates and laws that are expected to be in effect when the differences are anticipated to reverse.

Comprehensive Income (Loss)
AtheroGenics computes comprehensive income (loss) in accordance with SFAS No. 130, *Reporting Comprehensive Income* ("SFAS 130"). SFAS 130 establishes standards for the reporting and display of comprehensive income (loss) and its components in the financial statements. Comprehensive income (loss), as defined, includes all changes in equity during a period from non-owner sources, such as unrealized gains and losses on available-for-sale securities. Comprehensive loss was $49,461,392, $67,161,749 and $82,667,971 for the years ended December 31, 2007, 2006 and 2005, respectively.

Recently Issued Accounting Standards
In September 2006, the Financial Accounting Standards Board ("FASB") issued SFAS No. 157, *Fair Value Measurements*, ("SFAS 157"). SFAS 157 defines fair value, establishes a framework for measuring fair value in accordance with generally accepted accounting principles ("GAAP"), and expands disclosures about fair value measurements. SFAS 157 is effective for fiscal years beginning after November 17, 2007. AtheroGenics does not believe adoption will have a material impact on its results of operations.

In February 2007, FASB issued SFAS No. 159, *The Fair Value Option for Financial Assets and Financial Liabilities*, ("SFAS 159"). SFAS 159 permits entities to choose to measure many financial instruments at fair value rather than under other GAAP, such as historical costs. This results in the financial instrument being marked to fair value every reporting period with the gain or loss from a change in the fair value recorded in the statement of operations. SFAS 159 is effective for fiscal years beginning after November 17, 2007. AtheroGenics is currently analyzing the impact, if any, that SFAS 159 will have on its results of operations.

2. Collaborations

In 2005, AtheroGenics announced a license and collaboration agreement with AstraZeneca for the global development and commercialization of AGI-1067. Under the terms of the agreement, AtheroGenics received an upfront nonrefundable license fee of $50,000,000 and, subject to the achievement of specific milestones including a successful outcome in ARISE (**A**ggressive **R**eduction of **I**nflammation **S**tops **E**vents), AtheroGenics was eligible for development and regulatory milestones of up to an aggregate of $300,000,000. The agreement also provided for progressively demanding sales performance related milestones of up to an additional $650,000,000 in the aggregate. In addition, AtheroGenics was to receive royalties on product sales. AstraZeneca was responsible for supplying all of the manufacturing, packaging and labeling. AstraZeneca had the right to terminate the license and collaboration agreement at specified periods. In April 2007, AstraZeneca notified us that pursuant to the terms of the agreement, it was ending the collaboration. The agreement was terminated in July 2007.

In the second half of 2006, AtheroGenics was engaged separately by AstraZeneca to conduct FOCUS. FOCUS was a follow-up Phase III clinical trial for patients exiting ARISE, designed to collect extended safety information. Pursuant to the terms of the license agreement, AstraZeneca funded the entire cost of the trial which has been concluded.

In 2004, AtheroGenics announced a collaboration with Astellas Pharma Inc. (formerly known as Fujisawa Pharmaceutical Co., Ltd.) to develop AGI-1096 as an oral treatment for the prevention of organ transplant rejection. Under the agreement, AtheroGenics agreed to collaborate with Astellas to conduct preclinical and early stage clinical development trials, with Astellas funding all development costs during the term of the agreement. Astellas received an option to negotiate for late stage development and commercial rights to the compound. Astellas has informed us that they have completed their current development activities and do not have further development plans.

3. Short-Term Investments

Short-term investments consist of debt securities classified as available-for-sale and have maturities greater than 90 days from the date of acquisition. AtheroGenics has invested primarily in corporate notes and commercial paper, all of which have a minimum investment rating of A1/P1, and government agency notes. There were no realized gains or losses from the sale of investments for the years ended December 31, 2007 and 2006. The cumulative unrealized gains were $14,859 and $7,682 at December 31, 2007 and 2006, respectively. The following table summarizes the estimated fair value of AtheroGenics' short-term investments:

December 31,	**2007**	*2006*
Commercial paper	**$12,301,963**	$22,715,730
Corporate notes	**3,776,569**	12,509,175
Government agency notes	**2,001,500**	28,739,955
Total	**$18,080,032**	$63,964,860

All available-for-sale securities held at December 31, 2007 will mature during 2008.

4. Equipment and Leasehold Improvements

Equipment and leasehold improvements consist of the following:

December 31,	*2007*	*2006*
Construction-in-progress	**$ —**	$ 5,429,178
Laboratory equipment	**3,316,350**	3,382,243
Leasehold improvements	**3,107,353**	3,244,412
Computer and office equipment	**2,702,639**	2,349,797
	9,126,342	14,405,630
Accumulated depreciation and amortization	**(6,765,289)**	(4,720,665)
Net equipment and leasehold improvements	**$ 2,361,053**	$ 9,684,965

In March 2005, AtheroGenics had committed to purchase certain commercial manufacturing equipment for AGI-1067, to be delivered in 2006. In March 2006, AstraZeneca assumed this commitment, and the costs were shared equally between AtheroGenics and AstraZeneca, subject to a limit on AtheroGenics' portion, as part of the joint license and collaboration agreements that were signed in December 2005. As a result of the termination of the collaboration and transition of commercial manufacturing equipment by AstraZeneca, this equipment was deemed impaired and AtheroGenics recorded a non-cash write-down of approximately $7,500,000 in the second quarter of 2007.

In May 2007, AtheroGenics implemented an organizational restructuring and recorded a non-cash write-down of approximately $1,500,000 for certain excess laboratory equipment and related leasehold improvements that were deemed impaired.

5. Convertible Notes Payable

In August 2003, AtheroGenics issued $100,000,000 in aggregate principal amount of 4.5% convertible notes due September 1, 2008 (the "2008 Notes") with interest payable semi-annually in March and September. Net proceeds to AtheroGenics were approximately $96,700,000, after deducting expenses and underwriter's discounts and commissions. The issuance costs related to the notes are recorded as debt issuance costs and other assets and are being amortized to interest expense over the five-year life of the notes. The notes may be converted into shares of AtheroGenics' common stock, at the option of the holder, prior to the close of business on September 1, 2008 at a conversion rate of 65.1890 shares per $1,000 principal amount of notes, representing a conversion price of approximately $15.34.

In January 2006, AtheroGenics exchanged $14,000,000 in aggregate principal amount of the 2008 Notes for approximately 1,100,000 shares of AtheroGenics common stock. In accordance with SFAS No. 84, *Induced Conversion of Convertible Debt*, this transaction resulted in a non-cash charge of approximately $3,500,000 related to the premium paid in excess of the conversion price in order to induce conversion of the notes and the write-off of the portion of debt issuance costs attributable to the notes converted. This amount is recorded as other expense in the statements of operations.

In July 2007, AtheroGenics extinguished $38,000,000 in aggregate principal amount of the 2008 Notes with certain holders and issued $60,400,000 in aggregate principal amount of 4.5% Convertible Notes due 2011 (the "2011 Notes"). This exchange was accounted for in accordance with EITF 96-19, *Debtor's Accounting for a Modification or Exchange of Debt Instruments*. The 2011 Notes were initially recorded at their fair value of $38,000,000. The $22,400,000 difference between the principal amount and the initial fair value of the 2011 Notes, the discount, will be accreted up to the face amount of $60,400,000 as additional interest expense over the remaining life of the new convertible notes. As of December 31, 2007, the remaining balance of the discount on these notes was approximately $20,300,000.

The terms of the 2011 Notes are substantially similar to the 2008 Notes including the same customary default events except that the 2011 Notes will mature in March 2011 as opposed to September 2008. The 2011 Notes, like the 2008 Notes, bear an interest rate of 4.5%, payable semiannually in arrears on March 1 and September 1.

Like the 2008 Notes, the 2011 Notes are convertible into shares of AtheroGenics common stock ("Shares") at any time prior to the close of business on the final maturity date, subject to AtheroGenics' right to redeem the 2011 Notes prior to their maturity. The initial conversion rate for the 2011 Notes is 65.1890 Shares per $1,000 principal amount of 2011 Notes.

Also like the 2008 Notes, AtheroGenics may be required to redeem the 2011 Notes on an accelerated basis if AtheroGenics defaults on certain other debt obligations or if AtheroGenics common stock or consideration received in exchange for such common stock is not tradable on a national securities exchange or system of automated quotations.

In January 2008, AtheroGenics redeemed $17,500,000 of its 2008 Notes and, in exchange, issued $11,500,000 of 4.5% convertible notes due in 2011 along with $5,500,000 of cash. Based on this transaction and the guidance in SFAS 6, *Classification of Short-Term Obligations Expected to Be Refinanced*, AtheroGenics reclassified, as of December 31, 2007, $12,000,000 from current portion of convertible notes payable to non-current portion of convertible notes payable. In accordance with the guidance in SFAS 6, AtheroGenics has the intent and ability to refinance this debt as evidenced by this January 2008 transaction.

In January 2005, AtheroGenics issued $200,000,000 in aggregate principal amount of 1.5% convertible notes due February 1, 2012 (the "2012 Notes") with interest payable semi-annually in February and August. Net proceeds to AtheroGenics were approximately $193,600,000, after deducting expenses and underwriter's discounts and commissions. The issuance costs related to the notes are recorded as debt issuance costs and other assets and are being amortized to interest expense over the seven-year life of the notes. The 2012 Notes may be converted into shares of AtheroGenics' common stock, at the option of the holder, at a conversion rate of 38.5802 shares per $1,000 principal amount of notes, which represents a conversion price of approximately $25.92.

The conversion rate for both series of notes is subject to adjustment for stock dividends and other dilutive transactions. In addition, AtheroGenics' Board of Directors may, to the extent permitted by applicable law, increase the conversion rate provided that the Board of Directors has determined that such increase is in the best interest of AtheroGenics and such increase remains effective for a period of at least twenty days. AtheroGenics may also be required to redeem the notes on an accelerated basis if AtheroGenics defaults on certain other debt obligations or if AtheroGenics common stock or consideration received in exchange for such common stock is not tradable on a national securities exchange or system of automated quotations.

As of December 31, 2007, AtheroGenics has reserved a total of 14,783,194 shares of common stock for future issuance in connection with the 2008 Notes, the 2011 Notes and the 2012 Notes. In addition, as of December 31, 2007, there was approximately $1,600,000 of accrued interest related to the 2008 Notes and the 2011 Notes, which is due March 1, 2008, and $1,300,000 of accrued interest related to the 2012 Notes, which is due February 1, 2008.

Maturities of long-term debt as of December 31, 2007 are as follows:

4.5% convertible notes due 2008	$ 35,968,750
4.5% convertible notes due 2011	72,441,250
1.5 % convertible notes due 2012	200,000,000
Face value of convertible notes due 2011 and 2012	272.441.250
Discount on the notes due 2011	(20,278,148)
Total 2011 Notes and 2012 Notes	$252,163,102

6. Net Loss Per Share

SFAS No. 128, *Earnings per Share*, requires presentation of both basic and diluted earnings per share. Basic earnings per share is computed by dividing net income (loss) by the weighted average number of shares of common stock outstanding during the period. Diluted earnings per share is computed in the same manner as basic earnings per share except that diluted earnings per share reflects the potential dilution that would occur if outstanding options, warrants and convertible notes payable were exercised.

During all periods presented, AtheroGenics had securities outstanding that could potentially dilute basic earnings per share in the future, but were excluded from the computation of diluted net loss per share, as their effect would have been antidilutive. Basic and diluted net loss per share amounts are the same for the periods presented. These outstanding securities consist of the following at the dates indicated:

Year Ended December 31,	*2007*	*2006*	*2005*
Shares underlying convertible notes	**14,783,194**	13,322,307	14,234,953
Options	**6,600,816**	6,521,524	4,375,632
Warrants	**82,436**	82,436	82,436
Total	**21,466,446**	19,926,267	18,693,021
Weighted average conversion price of shares underlying convertible notes	**$20.86**	$21.47	$22.39
Weighted average exercise price of options	**$ 8.56**	$11.73	$11.17
Weighted average exercise price of warrants	**$ 5.64**	$ 5.64	$ 5.64

7. Common Stock

In November 2001, AtheroGenics' Board of Directors adopted a Shareholder Rights Plan, declaring a dividend distribution of one common stock purchase right on each outstanding share of its common stock. Until the rights become exercisable, the rights will trade automatically with the common stock of AtheroGenics and separate rights certificates will not be issued. Under the rights plan, each right consists of an initial right and subsequent rights. Initial rights will be exercisable only if a person or group acquires 15% or more of AtheroGenics' common stock, whether through open market or private purchases or consummation of a tender or exchange offer. If, following the exercise of initial rights, a person or group again acquires 15% or more of AtheroGenics' common stock, or a person or group who had previously acquired 15% or more of AtheroGenics' common stock acquires an additional 10% or more of the common stock, the subsequent rights become exercisable. Each right will initially entitle shareholders to buy eight shares of common stock at an exercise price equal to 20% of the then current market value of the common stock, calculated and adjusted according to the terms of the rights plan. The number of shares that can be purchased upon exercise will increase as the number of shares held by the bidder increases.

If AtheroGenics is acquired in a merger or other business combination, each right will entitle its holder to purchase, at the right's then-current exercise price, a number of the acquiring company's shares equal in value to those obtainable if the rights were exercisable in AtheroGenics' common stock.

The rights are intended to enable all shareholders to realize the long-term value of their investment in AtheroGenics. They will not prevent a takeover, but should encourage anyone seeking to acquire AtheroGenics to negotiate with the Board of Directors prior to attempting a takeover. The Board of Directors may redeem any non-exercisable rights at any time at its option at a redemption price of $.0001 per right. The rights plan expires at the close of business on November 8, 2011.

8. Stock Options and Warrants

During 1997, AtheroGenics established an equity ownership plan (the "1997 Plan") whereby options to purchase AtheroGenics' common stock may be granted to employees, directors, consultants or contractors with exercise prices not less than the fair value of the shares on the dates of grant. The 1997 Plan, as amended, authorizes the grant of options for up to 3,724,416 shares of AtheroGenics' common stock. The 1997 Plan expired in 2007 and 119,475 shares that were available for grant expired. As of December 31, 2007, AtheroGenics had 1,298,087 shares of common stock reserved for issuance under the 1997 Plan in connection with outstanding options.

During 2001, AtheroGenics established an equity ownership plan (the "2001 Plan") whereby options to purchase AtheroGenics' common stock may be granted to employees, directors, consultants or contractors with exercise prices not less than the fair value of the shares on the dates of grant. The 2001 Plan allows for grants of non-qualified options, incentive stock options and shares of restricted stock. Non-qualified options granted under the 2001 Plan may vest immediately for non-employees, but generally vest over a four-year period for employees. Incentive stock options generally vest over four years. The 2001 Plan authorizes the grant of options for up to 2,000,000 shares of AtheroGenics' common stock. As of December 31, 2007, AtheroGenics had 1,563,464 shares of common stock reserved for issuance under the 2001 Plan in connection with outstanding options or future grants.

During 2004, AtheroGenics established an equity ownership plan (the "2004 Plan") whereby options to purchase AtheroGenics' common stock may be granted to employees, directors, consultants or contractors with exercise prices not less than the fair value of the shares on the dates of grant. The 2004 Plan authorizes the grant of options for up to 4,500,000 shares of AtheroGenics' common stock. As of December 31, 2007, AtheroGenics had 4,484,000 shares of common stock reserved for issuance under the 2004 Plan in connection with outstanding options or future grants. The terms of the 2004 Plan are substantially similar to the terms of the 2001 Plan.

A summary of stock option activity under previous plans, the 1997 Plan, the 2001 Plan and the 2004 Plan follows:

	Number of Shares	*Weighted Average Exercise Price*	*Weighted Average Remaining Contractual Life*	*Aggregate Intrinsic Value*
Outstanding at January 1, 2005	4,955,801	$10.20		
Granted	317,900	13.46		
Exercised	(727,178)	4.11		
Canceled	(170,891)	17.49		
Outstanding at December 31, 2005	4,375,632	11.17		
Granted	2,548,347	12.84		
Exercised	(224,249)	7.86		
Canceled	(178,206)	18.71		
Outstanding at December 31, 2006	6,521,524	11.73		
Granted	1,829,196	1.56		
Exercised	(65,565)	.35		
Canceled	(1,684,339)	13.53		
Outstanding at December 31, 2007	6,600,816	$ 8.56	6.45	$18,440
Vested and expected to vest at December 31, 2007	6,148,930	$ 8.76	6.28	$18,440
Exercisable at December 31, 2007	3,880,652	$ 9.92	4.89	$18,440

The total intrinsic value of options exercised during the years ended December 31, 2007, 2006 and 2005 was $255,936, $2,036,178 and $9,796,231, respectively. Cash received from option exercises during the years ended December 31, 2007, 2006 and 2005 was $23,075, $1,762,357 and $2,989,844, respectively. AtheroGenics has a net operating loss carryforward as of December 31, 2007, and therefore no excess tax benefits for tax deductions related to the stock options were recognized.

Notes to Financial Statements

The following table summarizes information concerning currently outstanding and exercisable options granted under the 1997 Plan, the 2001 Plan and the 2004 Plan as of December 31, 2007.

		Options Outstanding		*Options Exercisable*	
Exercise Price	*Number Outstanding*	*Weighted Average Remaining Years*	*Weighted Average Exercise Price*	*Number Exercisable*	*Weighted Average Exercise Price*
$.30 - $2.14	1,696,617	5.58	$ .45	896,450	$ .41
2.41 - 7.41	1,705,695	6.37	4.40	957,644	5.96
7.55 - 14.86	1,813,674	7.02	11.81	1,115,250	12.53
14.93 - 32.95	1,384,830	6.86	19.39	911,308	20.24
.30 - 32.95	6,600,816	6.45	8.56	3,880,652	9.92

During 2006 and 2005, AtheroGenics recorded a total of $46,410 and $184,293, respectively, of amortization of deferred stock compensation related to options and warrants which had been granted to non-employees in prior years. At December 31, 2007, warrants to purchase 56,000 shares of AtheroGenics' common stock remain outstanding which were issued in connection with a license agreement in 2001.

9. Employee Benefit Plan

AtheroGenics has a defined contribution plan covering eligible employees, which is qualified under Section 401(k) of the Internal Revenue Code ("IRC"). Under the provisions of the plan, eligible participating employees may elect to contribute up to the maximum amount of tax deferred contribution allowed by the IRC. AtheroGenics may make a discretionary contribution. During 2007, AtheroGenics matched 50% of employees' contributions, up to a maximum of 6% of the employees' annual base compensation. AtheroGenics' contributions to the plan for 2007, 2006 and 2005 aggregated $254,197, $261,098 and $237,652, respectively. AtheroGenics' stock is not an eligible investment under this plan.

10. Income Taxes

AtheroGenics' income tax expense was $0 for years ended December 31, 2007, 2006 and 2005. The primary factors causing income tax expense to be different than the federal statutory rates are as follows:

December 31,	***2007***	*2006*	*2005*
Incomes tax benefit at statutory rate	**$ (16,819,314)**	$ (22,889,606)	$ (28,068,471)
Incentive stock options	**1,713,073**	2,132,144	—
State income tax benefit net of federal tax benefit	**(1,758,635)**	(2,416,408)	(3,269,151)
General business credit	**(1,583,721)**	(2,663,331)	(2,965,400)
Loss on debt conversion	**1,121,880**	—	—
Other	**137,635**	9,695	(136,356)
Valuation allowance	**17,189,082**	25,827,506	34,439,378
Income tax expense	**$ —**	$ —	$ —

At December 31, 2007, AtheroGenics had net operating loss carryforwards and research and development credit carryforwards of $387,791,865 and $13,607,265, respectively, for income tax purposes, which both begin to expire in 2010. The significant components of the deferred tax assets are:

December 31,	***2007***	*2006*
Net operating loss carryforwards	**$ 146,807,285**	$ 125,480,818
Research credits	**13,607,265**	12,023,544
Impairment reserve	**3,414,258**	—
Deferred stock compensation	**2,355,798**	1,380,850
Deferred revenue	**–**	10,280,833
Other	**633,067**	462,546
Total deferred tax assets	**166,817,673**	149,628,591
Valuation allowance	**(166,817,673)**	(149,628,591)
Net deferred tax assets	**$ –**	$ —

Notes to Financial Statements

Because of AtheroGenics' lack of earnings history, the deferred tax assets have been fully offset by a valuation allowance. The valuation allowance increased $17,189,082 and $25,827,506 in 2007 and 2006 as follows:

December 31,	*2007*	*2006*
Deferred tax valuation allowance at beginning of year	**$149,628,591**	$123,801,085
Change in cumulative tax differences	**17,189,082**	25,827,506
Deferred tax valuation allowance at end of year	**$166,817,673**	$149,628,591

AtheroGenics' net operating loss carryforwards and research and development credit carryforwards may be subject to certain IRC Section 382 and Section 383 limitations on annual utilization in the event of changes in ownership. These limitations could significantly reduce the amount of the net operating loss carryforwards available in the future. The utilization of the carryforwards is dependent upon the timing and extent of AtheroGenics' future profitability. The annual limitations combined with the expiration dates of the carryforwards may prevent the utilization of all of the net operating loss and research and development credit carryforwards if AtheroGenics does not attain sufficient profitability by the expiration dates of the carryforwards.

In July 2006, the FASB issued FASB Interpretation No. 48, *Accounting for Uncertainty in Income Taxes-an Interpretation of FASB Statement No. 109* ("FIN 48"), which provides criteria for the recognition, measurement, presentation and disclosure of uncertain tax positions. AtheroGenics adopted the provision of FIN 48 on January 1, 2007. AtheroGenics has no uncertain tax positions and no cumulative adjustment was required or recorded as a result of the implementation of FIN 48. As of January 1, 2007 and December 31, 2007, AtheroGenics had no unrecognized tax benefits. AtheroGenics will recognize accrued interest and penalties related to unrecognized tax benefits in income tax expense if and when incurred. AtheroGenics has no interest or penalties related to unrecognized tax benefits accrued as of December 31, 2007. AtheroGenics does not anticipate that unrecognized benefits will be incurred within the next 12 months. Since AtheroGenics has tax net operating losses since inception, all tax years remain open under federal and state statute of limitations.

11. Commitments and Contingencies

On June 19, 1998, AtheroGenics entered into a ten-year operating lease for office and laboratory space through March 1, 2009. Monthly lease payments of approximately $89,400 began March 2, 1999, the date occupancy commenced. These payments are subject to increases during each successive 12-month period based on changes in the Consumer Price Index ("CPI"). Future increases in monthly lease payments due to increases in the CPI are considered to be contingent rentals, and, therefore, will be charged to expense over the lease term as they become payable. AtheroGenics may extend the lease term for two successive five-year periods. AtheroGenics' other operating lease obligations are not significant.

At December 31, 2007, AtheroGenics' minimum aggregate commitments under long-term, non-cancelable operating leases are as follows:

2008	$1,269,462
2009	212,897
2010	1,755
Thereafter	—
	$1,484,114

Net rent expense under operating leases amounted to $1,329,812, $1,351,190 and $1,161,682 in 2007, 2006 and 2005, respectively.

As of February 25, 2008, AtheroGenics had approximately $30,500,000 of 2008 Notes outstanding, which amount will become due on September 1, 2008. Although AtheroGenics expects to have enough cash on hand to repay all amounts due pursuant to the 2008 Notes and fund the 2008 operations, this repayment will leave substantially less cash to fund ongoing operations during 2009. AtheroGenics' strategy is to raise additional capital, enter into collaboration arrangements to fund the development and commercialization of AGI-1067, or restructure its 2008 Notes before they become due. In addition, AtheroGenics received notices from Nasdaq of violations of two listing standards: (1) failure to maintain a market value of listed securities above $50,000,000 and (2) failure to maintain a closing bid price of our common stock above $1.00. If AtheroGenics' common stock fails to be listed on the Nasdaq Global Market or another national securities exchange, each holder of the notes will have the right to require AtheroGenics to redeem the notes at face value. If the maturity of the outstanding notes were accelerated AtheroGenics would attempt to refinance or restructure these obligations. If AtheroGenics does not have sufficient liquidity to fund operations or pay any of its debt when due, it may seek relief under Title 11 of the U.S. Code (the "Bankruptcy Code") at some point in the future.

12. Subsequent Events

On January 8, 2008, AtheroGenics issued approximately $11,500,000 in aggregate principal amount of its 2011 Notes and approximately $5,500,000 in cash consideration to certain holders (the "Holders") of $17,500,000 in aggregate principal amount of its 2008 Notes. The terms of the 2011 Notes are substantially similar to the 2008 Notes including the same customary events of default, except that the 2011 Notes will mature in March 2011 as opposed to September 2008.

Notes to Financial Statements

13. Quarterly Results of Operations (Unaudited)

The following is a summary of the unaudited quarterly results of operations:

Year Ended December 31, 2007	*1st Quarter*	*2nd Quarter*	*3rd Quarter*	*4th Quarter*
Revenues	$ 11,461,252	$30,258,704	$ 7,438,867	$ 3,118,004
Operating loss	(12,448,526)	(5,655,021)	(12,466,120)	(13,782,036)
Net loss	(12,652,624)	(6,138,681)	(14,675,467)	(16,001,797)
Net loss per share data:				
Basic and diluted	(0.32)	(0.16)	(0.37)	(0.40)

Year Ended December 31, 2006	*1st Quarter*	*2nd Quarter*	*3rd Quarter*	*4th Quarter*
Revenues	$ 4,166,667	$ 6,250,000	$ 10,292,683	$ 10,965,495
Operating loss	(15,801,288)	(13,369,049)	(14,625,330)	(20,757,940)
Net loss	(19,224,807)	(13,056,223)	(14,373,320)	(20,668,022)
Net loss per share data:				
Basic and diluted	(0.49)	(0.33)	(0.36)	(0.52)

Because of the method used in calculating per share data, the quarterly per share data will not necessarily add to the per share data as computed for the year.

Report of Independent Registered Public Accounting Firm on Internal Control

The Board of Directors and Shareholders of AtheroGenics, Inc.

We have audited AtheroGenics, Inc.'s internal control over financial reporting as of December 31, 2007, based on criteria established in Internal Control — Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission (the "COSO criteria"). AtheroGenics, Inc.'s management is responsible for maintaining effective internal control over financial reporting, and for its assessment of the effectiveness of internal control over financial reporting included in the accompanying Management's Annual Report on Internal Control over Financial Reporting. Our responsibility is to express an opinion on AtheroGenics, Inc.'s internal control over financial reporting based on our audit.

We conducted our audit in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether effective internal control over financial reporting was maintained in all material respects. Our audit included obtaining an understanding of internal control over financial reporting, assessing the risk that a material weakness exists, testing and evaluating the design and operating effectiveness of internal control based on the assessed risk, and performing such other procedures as we considered necessary in the circumstances. We believe that our audit provides a reasonable basis for our opinion.

A company's internal control over financial reporting is a process designed to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with generally accepted accounting principles. A company's internal control over financial reporting includes those policies and procedures that (1) pertain to the maintenance of records that, in reasonable detail, accurately and fairly reflect the transactions and dispositions of the assets of the company; (2) provide reasonable assurance that transactions are recorded as necessary to permit preparation of financial statements in accordance with generally accepted accounting principles, and that receipts and expenditures of the company are being made only in accordance with authorizations of management and directors of the company; and (3) provide reasonable assurance regarding prevention or timely detection of unauthorized acquisition, use, or disposition of the company's assets that could have a material effect on the financial statements.

Because of its inherent limitations, internal control over financial reporting may not prevent or detect misstatements. Also, projections of any evaluation of effectiveness to future periods are subject to the risk that controls may become inadequate because of changes in conditions, or that the degree of compliance with the policies or procedures may deteriorate.

In our opinion, AtheroGenics, Inc. maintained, in all material respects, effective internal control over financial reporting as of December 31, 2007 based on the COSO criteria.

We also have audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States), the balance sheets of AtheroGenics, Inc. as of December 31, 2007 and 2006, and the related statements of operations, shareholders' deficit and cash flows for each of the three years in the period ended December 31, 2007 and our report dated February 29, 2008 expressed an unqualified opinion thereon.

Ernst + Young LLP

Atlanta, Georgia
February 29, 2008

Report of Independent Registered Public Accounting Firm on Financial Statements

The Board of Directors and Shareholders of AtheroGenics, Inc.

We have audited the accompanying balance sheets of AtheroGenics, Inc. as of December 31, 2007 and 2006, and the related statements of operations, shareholders' deficit and cash flows for each of the three years in the period ended December 31, 2007. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with auditing standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of AtheroGenics, Inc. at December 31, 2007 and 2006, and the results of its operations and its cash flows for each of the three years in the period ended December 31, 2007, in conformity with U.S. generally accepted accounting principles.

We also have audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States), the effectiveness of AtheroGenics, Inc.'s internal control over financial reporting as of December 31, 2007, based on criteria established in Internal Control—Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission and our report dated February 29, 2008 expressed an unqualified opinion thereon.

Ernst + Young LLP

Atlanta, Georgia
February 29, 2008

Management's Annual Report on Internal Control over Financial Reporting

Management of AtheroGenics, Inc. is responsible for establishing and maintaining adequate internal control over financial reporting as defined in Rules 13a-15(f) and 15d-15(f) under the Securities Exchange Act of 1934, as amended. AtheroGenics' internal control over financial reporting is designed to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with U.S. generally accepted accounting principles. AtheroGenics' internal control over financial reporting includes those policies and procedures that:

- pertain to the maintenance of records that, in reasonable detail, accurately and fairly reflect the transactions and dispositions of the assets of AtheroGenics;
- provide reasonable assurance that transactions are recorded as necessary to permit preparation of financial statements in accordance with U.S. generally accepted accounting principles, and that receipts and expenditures of AtheroGenics are being made only in accordance with authorizations of management and directors of AtheroGenics; and
- provide reasonable assurance regarding prevention or timely detection of unauthorized acquisition, use or disposition of AtheroGenics' assets that could have a material effect on the financial statements.

Because of its inherent limitations, internal control over financial reporting may not prevent or detect misstatements. Also, projections of any evaluation of effectiveness to future periods are subject to the risk that controls may become inadequate because of changes in conditions, or that the degree of compliance with the policies or procedures may deteriorate.

Management, including AtheroGenics' principal executive officer and principal financial officer, assessed the effectiveness of AtheroGenics' internal control over financial reporting as of December 31, 2007. In making this assessment, management used the criteria set forth by the Committee of Sponsoring Organizations of the Treadway Commission (COSO) in Internal Control-Integrated Framework.

Based on our assessment and those criteria, management believes that AtheroGenics maintained effective internal control over financial reporting as of December 31, 2007.

AtheroGenics' independent registered public accounting firm has issued a report on AtheroGenics' internal control over financial reporting which is included herein.

Market for Registrant's Common Equity, Related Shareholder Matters and Issuer Purchases of Equity Securities

Common Stock Information

Our common stock is traded on the Nasdaq Global Market under the symbol "AGIX." The following table sets forth the range of high and low reported last sale price per share of our common stock as quoted on the Nasdaq Global Market for each period indicated.

	Common Stock	
	High	*Low*
Year ended December 31, 2007		
First quarter	$12.46	$ 2.80
Second quarter	3.86	2.10
Third quarter	3.00	1.12
Fourth quarter	1.86	0.36
Year ended December 31, 2006		
First quarter	$20.67	$15.00
Second quarter	16.18	12.53
Third quarter	14.17	12.23
Fourth quarter	15.21	9.91

As of February 25, 2008, there were approximately 13,700 holders of our common stock. This number includes beneficial owners of our common stock whose shares are held in the names of various dealers, clearing agencies, banks, brokers and other fiduciaries.

Stock Performance Graph

The following graph shows the total shareholder return of an investment of $100 in cash in AtheroGenics' common stock from December 31, 2002 through December 31, 2007, compared to the total return of the same investment in the Nasdaq Composite (U.S.) Index and the Nasdaq Index Biotech for that same period. All values assume reinvestment of the full amount of all dividends, although dividends have never been declared on AtheroGenics' common stock.



AtheroGenics, Inc.
Nasdaq Composite (U.S.) Index
Nasdaq Index – Biotech
$500.00
$400.00
$300.00
$200.00
$100.00
$0.00
12/31/02
12/31/03
12/31/04
12/31/05
12/31/06
12/31/07

	12/31/02	*12/31/03*	*12/31/04*	*12/31/05*	*12/31/06*	*12/31/07*
AtheroGenics, Inc.	$100.00	$200.54	$317.95	$270.04	$133.74	$ 5.13
Nasdaq Composite (U.S.) Index	$100.00	$150.01	$162.90	$165.13	$180.86	$198.60
Nasdaq Index – Biotech	$100.00	$145.75	$154.68	$159.07	$160.69	$168.05

Dividend Policy

We have never declared or paid any dividends on our capital stock. We currently intend to retain all of our future earnings, if any, to finance our operations and do not anticipate paying any cash dividends on our capital stock in the foreseeable future.

Corporate Information

BOARD OF DIRECTORS

Michael A. Henos
Chairman of the Board, AtheroGenics
Managing Partner,
Alliance Technology Ventures

R. Wayne Alexander, M.D., Ph.D.[2,3]
Co-Founder, AtheroGenics
Chairman, Department of Medicine,
Emory University School of Medicine

Samuel L. Barker, Ph.D.[2,3]
Founder
Clearview Projects, Inc.

David Bearman[1]
Former Senior Vice President
and Chief Financial Officer,
HD Supply

Vaughn D. Bryson[2]
Founder and Board Member,
Clinical Products, Inc.
Retired President and
Chief Executive Officer,
Eli Lilly and Company

T. Forcht Dagi, M.D.[1]
General Partner, HLM Venture Partners

Margaret E. Grayson[1]
President, Coalescent Technologies

Russell M. Medford, M.D., Ph.D.
President, Chief Executive Officer and
Co-Founder, AtheroGenics

Arthur M. Pappas[3]
Chairman and Chief Executive Officer,
A.M. Pappas & Associates

William A. Scott, Ph.D.[3]
Former Senior Vice President,
Bristol-Myers Squibb

COMPANY OFFICERS

Russell M. Medford, M.D., Ph.D.
President, Chief Executive Officer and
Co-Founder

Mark P. Colonnese
Executive Vice President, Commercial
Operations and Chief Financial Officer

Joseph M. Gaynor, Jr.
Senior Vice President and
General Counsel
Corporate Secretary

W. Charles Montgomery, Ph.D.
Senior Vice President, Business
Development and Alliance Management

Charles A. Deignan
Vice President, Finance and Administration
and Principal Accounting Officer

SEC FORM 10-K

Shareholders of record may obtain without charge a copy of our annual report on Form 10-K for the year ended December 31, 2007, as filed with the Securities and Exchange Commission, by writing to:

Investor Relations Department
AtheroGenics, Inc.
8995 Westside Parkway
Alpharetta, GA 30004

A copy of AtheroGenics' annual report on Form 10-K is also available without charge at AtheroGenics' website: www.atherogenics.com.

1 Member, Audit Committee
2 Member, Compensation Committee
3 Member, Corporate Governance and Nominating Committee

INVESTOR RELATIONS

Donna L. Glasky
AtheroGenics, Inc.
8995 Westside Parkway
Alpharetta, GA 30004
Telephone: 678-336-2500
Facsimile: 678-336-2501
Email: investor@atherogenics.com
Website: www.atherogenics.com

TRANSFER AGENT

American Stock Transfer & Trust
Shareholder Services Department
40 Wall Street, 46th Floor
New York, NY 10005
Telephone: 800-937-5449

INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

Ernst & Young LLP
55 Ivan Allen Jr. Boulevard, Suite 1000
Atlanta, GA 30308

ANNUAL MEETING

Annual Meeting of Shareholders
Thursday, May 22, 2008
9:00 a.m. Eastern
The Westin Buckhead Atlanta
3391 Peachtree Road
Atlanta, GA 30326

STOCK INFORMATION

Stock symbol – AGIX
Trading market – NASDAQ




ATHEROGENICS, INC.

8995 Westside Parkway
Alpharetta, GA 30004
www.atherogenics.com

END